

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

<u>Via E-mail</u>
Omagine, Inc.
Frank J. Drohan
President, Chief Executive and Financial Officer
350 Fifth Avenue, Suite 4815-17
New York, NY 10118

> **Re: Omagine, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed May 17, 2012**
> **Response dated October 26, 2012**
> **File No. 001-16419**

Dear Mr. Drohan:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 4</u>

1. We note your response to prior comment 1. In light of your facts and circumstances, we do not believe it is appropriate to disclose a seven year projection of future cash flows in the filing. As such, please remove the projection along with any corresponding discussions from the filing.

<u>Item 9A. Controls and Procedures, page 26</u>

2. We note your response to prior comment 2 and await your amendment to Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 36

Related Party Payables, page 37

3. We note your response to prior comment 3. With regard to the notes and accrued interest payable due to your officers and directors, please:

    • either confirm that the amounts provided in the chart reflect the largest aggregate amount of principal outstanding during the period for which disclosure is provided or revise this chart accordingly to provide this information; and
    • revise to provide the amounts outstanding as of the latest practicable date.

    As applicable, please revise to disclose the amount of principal and interest paid during the periods for which disclosure is provided. Also, to the extent these related party payables are evidenced in writing, please file them as material contracts. Please see Items 404(a)(5) and 601(b)(10) of Regulation S-K.

Financial Statements and Notes

4. We note your response to prior comment 5. ASC 915 defines a Development Stage Entity (DSE) as one devoting substantially all of its efforts to establish a new business and for which either planned principal operations have not commenced or if planned principal operations have commenced, there has been no significant revenues. Disclosure in your prior 2006 Form 10-KSB indicates that your efforts had concentrated on the negotiation and approval of the Development Agreement but you had not generated any revenues and had no other established lines of business or projects. We note your activities have related primarily to raising capital, design and engineering in connection with the agreement. We are not persuaded that you are not a DSE based on GAAP literature and your facts and circumstances. We also note your reference to ASC 915-10-15-05(c)(3) in which you implied you met the scope exception of the literature. However, we do not believe it applied in your situation. You state you had $1 million of revenue generated in your response. Please clarify for us the nature of the revenue generated and the related reporting period. To the extent that it was revenue generated in or prior to 2006, we do not believe it is appropriate to consider it in your analysis. In addition, your response states whether the agreement was signed prior to the end of the first quarter of 2013 is a triggering event in determining your DSE status. However, we view it as further evidence to support that you are a DSE for current and prior reporting periods. Please explain further to support your position or revise your financial statements.

You may contact Angie Kim, Staff Attorney at (202) 551-3535 or Lilyanna Peyser, Staff Attorney at (202) 551-3222 if you have questions regarding legal matters. Please contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments on the financial statements or any other matters.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: David B. Manno, Sichenzia Ross Friedman Ference LLP